Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary		Jurisdiction of Incorporation

•	Aduro GVAX Inc.	Delaware

•	Aduro International (Bermuda) Ltd.	Bermuda

•	Aduro Netherlands Coöperatief U.A.	Netherlands

•	Aduro Biotech Holdings, Europe B.V.	Netherlands

•	Audro Biotech, Europe B.V.	Netherlands